UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

L.B. Foster Company

(Exact name of registrant as specified in its charter)

Pennsylvania	000-10436	25-1324733
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

415 Holiday Drive, Pittsburgh, Pennsylvania		15220
(Address of principal executive offices)		(Zip Code)

David J. Russo, (412)-928-3417

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of L.B. Foster Company (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (collectively, including Form SD, the “Rule”), for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo and the Adjoining Countries (as defined in the Rule).

The Company is a leading manufacturer, fabricator, and distributor of products and services for the rail, construction, energy, and utility markets. The Company does not directly purchase Conflict Minerals nor do we condone the use of Conflict Minerals that fuel human rights violations. The Company’s Conflict Minerals Policy is publicly available on our website at http://www.lbfoster.com/corporate/conflict_minerals.asp. The content of any website referred to in this Form SD is included for general information only and not incorporated by reference herein.

Through a review of our supply chain and responses from certain vendors, we have determined that we manufacture or contract to manufacture certain products that may contain Conflict Minerals that are necessary to the functionality or production of such products. These products are as follows:

•	Trackwork products	•	Insulated joints	•	Pre-stressed concrete ties

•	Rail switches, fasteners, assemblies, and other track components	•	Transit products and accessories	•	Friction management / modification products

•	Wayside data collection and management systems	•	Materials handling units	•	Precast concrete buildings

•	Bridge decking, forms, and railing

Based upon our determination that the Rule applies to the above-referenced products, we undertook a good-faith reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals included in our products originated in the Covered Countries, and whether any of the Conflict Minerals may be from recycled or scrap sources. Based upon Instruction 3 to Item 1.01 of Form SD, the Company is not reporting on products manufactured or contracted to be manufactured by Ball Winch, Inc., which was acquired by the Company in November 2013.

Our reasonable country of origin inquiries primarily consisted of sending vendor certifications based on a form developed by the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative. The certification requested representations from our immediate suppliers who provide inputs to our manufactured products that may contain Conflict Minerals. Our supply chain is complex, as there are many third-parties who provide inputs to our direct suppliers. Our direct suppliers were required to provide information on their supply chain and respond whether or not the products sold to the Company contained Conflict Minerals that originated in Covered Countries or came from recycled or scrap material. Through multiple follow-up efforts, the Company received responses from approximately 84% of solicited vendors indicating that the supplies they sold to the Company did not include Conflict Minerals originating in the Covered Countries. However, we were unsuccessful in obtaining responses from 100% of solicited suppliers.

Our reasonable country of origin inquiries involved following up with non-responsive suppliers multiple times; yet, despite our good faith efforts, such inquires did not yield the desired number of responses from suppliers. As a result of our inability to receive complete responses from all of our solicited suppliers, we were unable to conclude that we had no reason to believe that our necessary Conflict Minerals did not originate in the Covered Countries. Therefore, we exercised due diligence on the source and chain of custody of Conflict Minerals contained in the products we manufactured or contracted to manufacture in calendar year 2013. These due diligence efforts are described in the Conflict Minerals Report that is provided as Exhibit 1.02 to this Form SD. As a result of our due diligence efforts, we were unable to definitively conclude that the products we manufacture or contract to manufacture were free of Conflict Minerals that originated in the Covered Countries, or that they did come from recycled or scrap materials.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD. The Conflict Minerals Report also is publicly available on our Internet website at www.lbfoster.com.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit	Description

1.02	Conflict Minerals Report of L.B. Foster Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. FOSTER COMPANY
(Registrant)

Date: May 30, 2014	By:	/s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

1.02	Conflict Minerals Report dated May 30, 2014, of L. B. Foster Company.